Exhibit 99.5

To:	Activision Blizzard Inc. (“Activision”)

ABS Partners, C.V. (“Activision Sub”)

From:	(the “Shareholder”)	[Date]

Re: Offer by way of scheme of arrangement for King Digital Entertainment plc (the “Company” or “King”)

Dear Sirs

I understand that Activision (through Activision Sub) is proposing to make an offer of US$18 for each ordinary share of King (the “Offer”) to be effected by means of a scheme of arrangement under Irish law (the “Scheme”) and that, for the purposes of approving the Scheme, Activision requires confirmation from me that I will vote my Linked Shares in favour of the Scheme.

In consideration of Activision (through Activision Sub) making the Offer, I:

(a)	confirm that I beneficially own Linked Shares (the “Relevant Shares”) which are held in my name and I will continue to do so at all times while this letter remains effective;

(b)	undertake to Activision and Activision Sub that I have the right to and will vote (in person or by proxy) all the Relevant Shares in favour of the Scheme;

(c)	consent to the (i) inclusion (to the minimum extent required by law) in any public document of references to me and this letter and (ii) issue of such a public document;

(d)	understand (and consent) that a copy of this letter will be available for public inspection; and

(e)	understand (and consent) that details of my holdings of King securities and my dealings in King securities during the 12 month period up to the date of the Rule 2.5 Announcement will be disclosed on a private basis to the Irish Takeover Panel.

For the purposes of this letter:

(a)	“Linked Shares” means ordinary shares held by me under an individual option and subscription agreement which prevents me for transferring those shares and provides for loss of those shares in certain circumstances;

(b)	“Offer” includes any revisions, extensions or renewals of such Offer;

(c)	“Rule 2.5 Announcement” means the announcement under Rule 2.5 of the Irish Takeover Rules to be dated on or about 2 November 2015 announcing the Offer; and

(d)	“Transaction Agreement” means the agreement setting out certain matters in relation to the Offer between the Company, Activision and Activision Sub to be dated on or about 2 November 2015.

This letter (and any obligations contained in it) shall cease to have any effect whatsoever upon the earliest to occur of (a) if the Rule 2.5 Announcement is not released on or before 11.59 p.m. (Pacific Time) on 2 November 2015; or (b) if the Transaction Agreement is terminated in accordance with its terms.

IN WITNESS whereof this letter, which is governed by Irish law, has been entered into and delivered as a deed the day and year first herein WRITTEN.

Signed and delivered as a DEED by

In the presence of:

Signature of Witness:

Address of Witness:

Occupation of Witness: